[Reference Translation]
February  14, 2011
To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION
Name and Title of Representative:
Akio Toyoda, President
(Code Number: 7203
Securities exchanges throughout Japan)
Name and Title of Contact Person:
Naoki Kojima,
General Manager, Accounting Division
(Telephone Number: 0565-28-2121)

Toyota Comments on Certain Media Reports about Change in Toyota’s Management  Structure

Toyota Motor Corporation (“Toyota”) commented on certain media reports appearing from February 11, 2011, about a change in Toyota’s management structure. The media reports are not based on any official announcements made by Toyota.  Toyota will announce any facts required to be disclosed if and when such facts happen.